UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington,

D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: March 28, 2024
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060

Indicate by check mark whether the

registrants file or will file annual reports under

cover of Form
20-F or Form 40- F.
Form 20-F

☒

Form 40-F

☐
THIS

FORM

6-K

IS

HEREBY

INCORPORATED

BY

REFERENCE

INTO

(1)

THE

REGISTRATION
STATEMENT

ON FORM F-3 (REGISTRATION

NUMBERS 333-263376), AND INTO EACH PROSPECTUS
OUTSTANDING

UNDER

THE

FOREGOING

REGISTRATION

STATEMENT,

(2)

ANY

OUTSTANDING
OFFERING

CIRCULAR

OR

SIMILAR

DOCUMENT

ISSUED

OR

AUTHORIZED

BY

UBS

AG

THAT
INCORPORATES BY REFERENCE ANY FORMS 6-K OF

UBS AG THAT ARE INCORPORATED INTO ITS
REGISTRATION

STATEMENTS

FILED

WITH

THE

SEC,

AND

(3)

THE

BASE

PROSPECTUS

OF
CORPORATE

ASSET

BACKED

CORPORATION

(“CABCO”)

DATED

JUNE

23,

2004

(REGISTRATION
NUMBER

333-111572),

THE

FORM

8-K

OF

CABCO

FILED

AND

DATED

JUNE

23,

2004

(SEC

FILE
NUMBER 001-13444), AND

THE PROSPECTUS

SUPPLEMENTS

RELATING TO

THE CABCO

SERIES

2004-
101 TRUST DATED

MAY

10, 2004 AND MAY

17, 2004 (REGISTRATION

NUMBER 033-91744 AND 033-
91744-05). THIS REPORT SHALL BE A PART THEREOF

FROM THE DATE ON WHICH THIS REPORT IS
FURNISHED, TO THE

EXTENT NOT SUPERSEDED

BY DOCUMENTS OR

REPORTS SUBSEQUENTLY
FILED OR FURNISHED.

EXPLANATORY

NOTE
UBS AG has determined that, for purposes

of Rule 3-05 of Regulation S-X, the proposed

combination
with Credit Suisse AG requires it to incorporate

financial statements for Credit Suisse

AG in the
outstanding registration statements indicated

on the cover of this Form 6-K. In addition,

pursuant to
Article 11 of Regulation

S-X, UBS AG is required to incorporate

in such registration statements
unaudited pro forma condensed combined

financial information prepared to reflect

the proposed
combination. Such pro forma financial

information is based on (i) the audited

consolidated financial
statements of UBS AG as of and for the year

ended 31 December 2023 and (ii) the

audited
consolidated financial statements of Credit

Suisse AG as of and for the year

ended 31 December 2023.
This pro forma financial information is presented

for illustrative purposes only and does not

reflect the
results of operations or the financial

position of UBS AG that would have resulted

had the
combination occurred at the dates indicated,

or project the results of operations or

financial position of
UBS AG for any future date or period.
The audited consolidated income statements,

statements of comprehensive income,

cash flow
statements and statements of changes

in equity of Credit Suisse AG for the

three years ended 31
December 2023, and the audited consolidated

balance sheets of Credit Suisse AG

as of 31 December
2023 and 2022, including the notes thereto

and the report of the independent

accountant thereon, are
filed as Exhibit 99.1 to this report on Form

6 K.
The unaudited pro forma condensed combined

income statement for the year ended

31 December 2023
and the unaudited

pro forma condensed

combined balance

sheet as of 31

December 2023, are

attached
hereto as Exhibit 99.2 to this report on Form

6-K.

EXHIBIT INDEX
Exhibit No.
99.1

Audited consolidated financial statements

of Credit Suisse AG as of 31 December

2023 and
2022 and for the three year period ended

31 December 2023, and the accompanying

notes
thereto
(incorporated by reference to pages 103

to 241 of Credit Suisse AG’s

Annual Report
on Form 20-F for the fiscal year ended 31

December 2023
)
99.2
Unaudited pro forma condensed

combined financial information

as of and for the fiscal year
ended 31 December 2023
99.3
Consent of PricewaterhouseCoopers AG

SIGNATURES
Pursuant to the requirements of the Securities

Exchange Act of 1934, the registrants

have duly
caused this report to be signed on their behalf

by the undersigned, thereunto duly

authorized.
UBS AG

By: _/s/ Steffen Henrich__________
Name: Steffen Henrich
Title: Controller

By: _/s/ David Kelly

___
Name:

David Kelly
Title:

Managing Director

Date:

March 28, 2024